Mail Stop 3628

May 21, 2009

Via U.S. Mail and Facsimile (925-235-1096)

Mr. Chip Patterson
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, California 94556

Re: **BellaVista Capital, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed on May 12, 2009 by MacKenzie Patterson Fuller, LP
File No. 000-30507

Soliciting Materials pursuant to Rule 14a-12
Filed on May 12, 2009 by MacKenzie Patterson Fuller, LP

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1. It appears that you may be attempting to rely on General Instruction H to Schedule TO to satisfy your Schedule 13D reporting obligations with respect to

your beneficial ownership of BellaVista common stock. As an initial matter, you do not appear to have checked the appropriate box on the cover page of any Schedule TO which you have previously filed with respect to BellaVista. Furthermore, you have not filed an amendment to Schedule 13D disclosing your recent purpose of changing or influencing control of BellaVista. Please advise.

2.   The proxy statement discloses that the solicitation is being made by MPF. Please revise the disclosure throughout the proxy statement, including on the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the solicitation is also being made by each of the five nominees, who are also deemed participants under the proxy rules. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant," and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

3.   On the first page of the proxy statement, please state the approximate date on which the proxy statement and form of proxy is being sent or given to security holders. See Item 1 of Schedule 14A.

4.   We understand why the proxy statement does not include a time, date, location or record date for the special meeting. Please advise us how MPF intends to update its disclosure or disseminate any supplemental proxy materials regarding these matters.

General Information

5.   In the bolded language in this section, please indicate that you are seeking proxy authority to approve a proposal to engage MPF as the investment manager for BellaVista for an annual fee equal to 2% of BellaVista's assets.

The MPF Nominees

6.   You state that, if holders of less than a majority of BellaVista's common stock sign and return the written consent, then you may vote the executed proxies in favor of expansion of the board and election of your nominees at BellaVista's 2010 annual meeting. Please advise how this statement is consistent with Rule 14a-4(d)(3) of Regulation 14A. We note similar statements in the last sentence of the first paragraph and the last sentence of the last paragraph of your second form of proxy.

Nomination and Quorum Requirements; Voting Procedures

7.   In the second paragraph of this section, you state that, by granting a proxy to demand a special meeting and to elect the MPF nominees, a shareholder will be endorsing the engagement of MPF as the investment manager for BellaVista. However, the engagement of MPF as the investment manager for BellaVista is properly presented as a separate proposal. Please revise your disclosure to clarify that a shareholder may vote against the engagement of MPF as the investment manager for BellaVista, regardless of any proxy authority the shareholder may grant with respect to your other proposals. If you wish, you may make the approval of the bylaw and director election proposals conditional on shareholder approval of the proposal to engage MPF as a manager of BellaVista, or vice versa, provided that this is clearly stated in the proxy statement and form of proxy.

Solicitation of Proxies

8.   You state that information regarding executive officers, employees, and other representatives of MPF who may solicit proxies or assist in the solicitation of proxies is set forth in tabular format, but you do not appear to have provided this table. Please complete or revise your disclosure.

9.   Please expand your discussion of the terms of the proposed engagement of MPF as the investment manager for BellaVista. In this regard, we note your reference in Section 8 to a table setting forth the proportional benefits to be received by the participants if the investment management engagement is approved. You do not appear to have provided this table. Please ensure that your disclosure in this matter is compliant with Item 404(a) of Regulation S-K. Please also address the investment management engagement elsewhere throughout your proxy, as appropriate. We note numerous instances where you refer to the substance of the proposals, but do not specify the proposal relating to the investment management agreement.

Certain Relationships and Related Transactions

10.   Please advise why you have qualified the disclosure in this section by knowledge of MPF. This comment also applies to the last paragraph of Section 8.

Other Matters

11.   In the last paragraph of this section, you indicate that MPF and its affiliates have purchased stock of BellaVista over the past four years. Please confirm that you have provided the disclosure required by Item 5(b)(1)(vi) of Schedule 14A with respect to these purchases.

Forms of Proxy

12.   In the first form of proxy included as an appendix at the end of your proxy statement, you appear to be seeking proxy authority to demand a special meeting of shareholders of the Company. Please advise why you are seeking proxy authority to call a special meeting, given that a proxy cannot be exercised unless a vote is being taken. It would appear that you should be seeking written consents from shareholders to demand a special meeting.

13.   In the second form of proxy included as an appendix at the end of your proxy statement, you have provided a means for security holders to grant and withhold authority to vote for nominees as a group. Your form of proxy must also provide a means for security holders to withhold authority to vote for each nominee. See Rule 14a-4(b)(2) of Regulation 14A. Please revise your form of proxy.

Soliciting Materials pursuant to Rule 14a-12

14.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

   * that there has been a "plunge in value" of shareholders' investment, as well as a "catastrophic destruction of value;"
   * that current management has "squandered 73% of the value" of shareholders' investment in BellaVista;
   * that you will reduce general and administrative expenses by nearly 40% from the past year and that you will "guarantee" that BellaVista's overall general and administrative expenses will be lower next year if you take control of the company; and
   * that MPF is "a proven winner."

15.   You do not appear to have identified your nominees as participants in this soliciting material. Rule 14a-6(o) provides that solicitations made prior to furnishing security holders with a definitive proxy statement must be made in accordance with Rule 14a-12. Rule 14a-12(a)(1)(i) requires you to disclose the identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information. Please ensure that future soliciting materials contain all required disclosure.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact David L. Orlic at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3266.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions